

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 16, 2017

<u>Via E-mail</u>
Mr. H. Richard Walton
Chief Financial Officer
Flotek Industries, Inc.
10603 W. Sam Houston Parkway N., Suite 300
Houston, Texas 77064

> **Re: Flotek Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 8, 2017**
> **Form 10-Q for the Period Ended March 31, 2017**
> **Filed May 3, 2017**
> **File No. 1-13270**

Dear Mr. Walton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Critical Accounting Policies</u>

<u>Long-Lived Assets Other than Goodwill, page 36</u>

1. Please help us better understand why the same factors that resulted in you testing the long-lived assets of the Drilling Technologies and Production Technologies segments for impairment, including declines in drilling rig count, would not also result in you testing the Energy Chemistry Technologies and Consumer and Industrial Chemistry Technologies segments for impairment given that they also serve the oil and gas industry. We also note that you recorded a loss from operations in both 2016 and the three months ended March 31, 2017 after presenting the Drilling Technologies and Production Technologies segments as discontinued and that there was a significant decrease in the cash generated from continuing operations from $25.4 million in 2015 to $2 million in

2016 and a further decrease resulting in cash used in operations during the 3 months ended March 31, 2017.

Form 10-Q for the Period Ended March 31, 2017

Capital Resources and Liquidity, page 30

2. Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:
   - You refer to your total liquidity as available borrowing capacity under the revolving line of credit and available cash. It appears that both of these amounts decreased from December 31, 2016 to March 31, 2017. Specifically, cash and cash equivalents decreased from $4.8 million at December 31, 2016 to $1.8 million at March 31, 2017 and the available borrowing capacity decreased from $16.5 million at December 31, 2016 to $15.2 million at March 31, 2017; and
   - Your net cash generated from operating activities decreased significantly from $25.5 million during the year ended December 31, 2015 to $2.1 million during the year ended December 31, 2016. You also reported net cash used in operations during the period ended March 31, 2017 of $3 million.
   Refer to Item 303(a)(1) and (2) of Regulation S-K.

3. We note that your amended credit facility entered into in February 2017 among other things modified certain covenants and restrictions. It is not clear if the covenant modifications were made because of your inability to meet the prior covenant terms in place. In this regard, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet or which could impact your ability to obtain additional debt or equity financing to a material extent. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction